Exhibit 99.1

February 26, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, our subsidiary, Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), as the depositary of certain mutual funds of Galicia Administradora de Fondos S.A., has been notified of a class action lawsuit filed by the Asociación para la Defensa de Usuarios y Consumidores (the “ADUC”), a local Argentine association focused on the defense of consumers.

The class action lawsuit filed by the ADUC was filed under class action lawsuit number 9855/2017, at the Argentine National Commercial Court of First Instance No. 5, Secretariat No. 9. The class action lawsuit alleges that certain unilateral modifications of the price of certain future dollar contracts underlying certain mutual funds made by the Bank between September of 2015 and June of 2016 caused certain damage to the investors of such mutual funds. The class action lawsuit seeks compensation on behalf of the allegedly damaged investors in respect of such damages.

The Bank is currently analyzing the content and implications of the class action lawsuit. In the Bank’s estimation, an unfavorable resolution of this dispute will not have a significant impact on the Bank’s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.